SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(Rule 14d-100)
Tender Offer Statement under Section 14(d)(1)
or Section 13(e)(1) of the Securities Exchange Act of1934

LOWRANCE ELECTRONICS, INC.
(Name of Subject Company (Issuer))

NAVICO ACQUISITION CORP.
a wholly owned subsidiary of

SIMRAD YACHTING AS
(Names of Filing Persons (Offerors))

COMMON STOCK, PAR VALUE $.10 PER SHARE
(Title of Class of Securities)

548900109
(CUSIP Number of Class of Securities)

Hugo Maurstad
P.O. Box 111
Strandpromenaden 50
3191 Horten
Norway
+47 33 03 40 00
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

With a copy to:
 Duncan C. McCurrach
Sullivan & Cromwell LLP
125 Broad Street
New York, New York 10004
Telephone: (212) 558-4000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee

N/A	N/A

☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Filing Party:
Form or Registration No.:	Date Filed:
☒
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

        Check the appropriate boxes below to designate any transactions to which the statement relates:

  ☒
  third-party tender offer subject to Rule 14d-1.

  ☐
  issuer tender offer subject to Rule 13e-4.

  ☐
  going-private transaction subject to Rule 13e-3.

☐
amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.    ☐

        This filing relates solely to preliminary communications made before the commencement of a tender offer for the outstanding common stock of Lowrance Electronics, Inc. (the "Company") by Navico Acquisition Corp. (the "Purchaser"), an indirect wholly owned subsidiary of Simrad Yachting AS ("Parent"). Attached is the joint press release of Simrad Yachting AS and Lowrance Electronics, Inc., dated January 30, 2006, announcing the execution of a merger agreement concerning the proposed tender offer and related merger.

        The exhibit is neither an offer to purchase nor solicitation of an offer to sell securities. The tender offer for the Company's outstanding shares of common stock described in this filing has not commenced. At the time the offer is commenced, the Purchaser will file a tender offer statement on Schedule TO with the Securities and Exchange Commission, and the Company will file a solicitation/recommendation statement on Schedule 14D-9 with respect to the offer. The tender offer statement (including an offer to purchase, a related letter of transmittal and other offer documents) and the solicitation/recommendation statement will contain important information that should be read carefully before any decision is made with respect to the tender offer. Those materials will be made available to the Company's shareholders at no expense to them. In addition, all of those materials (and all other offer documents filed with the SEC) will be available at no charge on the SEC's website: www.sec.gov.

Exhibit Index

Exhibit Description

Exhibit	Description
99.1	Joint Press Release of Simrad Yachting AS and Lowrance Electronics, Inc. dated January 30, 2006.

2